Mail Stop 3010

May 27, 2010

<u>VIA U.S. MAIL</u>

Eric Narowski
Interim Chief Financial Officer
Harris Interactive Inc.
161 Sixth Avenue
New York, NY 10013

   Re: Harris Interactive Inc.
      Form 10-K for Fiscal Year Ended
      June 30, 2009
      Filed August 31, 2009
      Form 10-Q for Quarterly Period Ended
      December 31, 2009
      Filed February 2, 2010
      File No. 000-27577

Dear Mr. Narowski:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Robert Telewicz
        Senior Staff Accountant